UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
---------------

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) and 13(e)(1) of
the Securities Exchange Act of 1934

(AMENDMENT NO. 4)

IBP, INC.
(Name of Subject Company)

LASSO ACQUISITION CORPORATION
TYSON FOODS, INC.
(Name of Filing Persons-Offeror)

COMMON STOCK, PAR VALUE $0.05 PER SHARE
(Title of Class of Securities)

---------------

449223106
(Cusip Number of Class of Securities)

LES R. BALEDGE
TYSON FOODS, INC.
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999
Telephone: (501) 290-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Mel M. Immergut
Lawrence Lederman
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
Telephone: (212) 530-5732

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,579,978,050	$315,995.61

*  Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of a total of 52,665,935 shares of the outstanding common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation (the "Company"), at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 Shares owned by Tyson Foods, Inc., a Delaware corporation ("Tyson"), represents approximately 50.1% of the 106,267,735 Shares outstanding as of June 29, 2001 (as disclosed by the Company in its Solicitation/Recommendation Statement on Schedule 14D-9 filed July 3, 2001.)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$315,995.61	Filing Party:	Tyson Foods, Inc. (Offeror Parent)
			and Lasso Acquisition Corporation

Form or Registration No.:	Schedule TO	Date Filed:	December 12, 2000
			December 29, 2000
			January 2, 2001 and
			July 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 4 TO TENDER OFFER STATEMENT

        This Amendment No. 4 to the Tender Offer Statement on Schedule TO (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson to purchase up to the number of Shares, which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2001 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase. Attached hereto as Exhibit (a)(15) is a transcript of the conference call dated July 30, 2001 and the information contained therein is incorporated herein by reference.

        The Offer, proration period and withdrawal rights will expire at 12:00 Midnight, New York City time, on Friday, August 3, 2001, unless the Offer is extended.

        Except as amended below, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12. Exhibits.

(a)(1)      Offer to Purchase dated July 3, 2001 (also see Exhibit (a)(9) below).*
(a)(2)      Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
               (also see Exhibit (a)(10) below).*
(a)(3)      Notice of Guaranteed Delivery (also see Exhibit (a)(11) below).*
(a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(12) below).*
(a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees (also see Exhibit (a)(13) below).*
(a)(6)      Form of summary advertisement dated July 3, 2001.*
(a)(7)      Joint Press Release issued by Tyson and the Company dated June 27, 2001.*
(a)(8)      Joint Press Release issued by Tyson and the Company dated June 28, 2001.*
(a)(9)      Offer to Purchase dated July 3, 2001 (as amended).*
(a)(10)    Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9) (as amended).*
(a)(11)    Notice of Guaranteed Delivery (as amended).*
(a)(12)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as
               amended).*
(a)(13)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
               Nominees (as amended).*
(a)(14)    Press Release issued by Tyson dated July 5, 2001.*
(a)(15)    Tyson Conference Call dated July 30, 2001.
(b)(1)      Bridge Facility between Tyson, Chase, JPMorgan, MLCC, SunTrust and SunTrust Capital
               Markets, Inc. with respect to a senior unsecured bridge credit facility in an aggregate principal amount of $2.5 billion dated July 27, 2001.*
(b)(2)      Receivables Bridge Facility between Tyson, Chase and JPMorgan with respect to a senior unsecured receivables bridge credit facility in an aggregate principal amount of $350 million dated July 27, 2001.*
(d)(1)      Confidentiality Agreement between Tyson and the Company dated December 4, 2000
               (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on
               December 12, 2000).*
(d)(2)      Confidentiality Agreement between Tyson and the Company dated December 18, 2000
               (incorporated by reference to Exhibit (d)(6) to Amendment No. 9 to the Schedule TO of Purchaser
               and Tyson filed on January 5, 2001).*
(d)(3)      Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of
               January 1, 2001 (incorporated by reference to Exhibit (d)(4) to Amendment No. 9 to the Schedule
               TO of Purchaser and Tyson filed on January 5, 2001).*
(d)(4)      Voting Agreement by and between Tyson Limited Partnership and the Company dated as of
               January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule
               TO of Purchaser and Tyson filed on January 5, 2001).*
(d)(5)      Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373,
               Court of Chancery of the State of Delaware.*
(d)(6)      Letter of Tyson Limited Partnership dated June 27, 2001.*

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   TYSON FOODS, INC.

/s/ Les R. Baledge
-----------------------------------
(Signature)

Les R. Baledge,
Executive Vice President
and General Counsel
-----------------------------------
(Name and Title)

July 31, 2001
-----------------------------------
(Date)

                   LASSO ACQUISITION CORPORATION

/s/ Les R. Baledge
-----------------------------------
(Signature)

Les R. Baledge,
Executive Vice President
-----------------------------------
(Name and Title)

July 31, 2001
-----------------------------------
(Date)

EXHIBIT INDEX

(a)(1)       Offer to Purchase dated July 3, 2001 (also see Exhibit (a)(9) below).*
(a)(2)       Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9) (also see Exhibit (a)(10) below).*
(a)(3)       Notice of Guaranteed Delivery (also see Exhibit (a)(11) below).*
(a)(4)       Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(12) below).*
(a)(5)        Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees (also see Exhibit (a)(13) below).*
(a)(6)       Form of summary advertisement dated July 3, 2001.*
(a)(7)       Joint Press Release issued by Tyson and the Company dated June 27, 2001.*
(a)(8)       Joint Press Release issued by Tyson and the Company dated June 28, 2001.*
(a)(9)       Offer to Purchase dated July 3, 2001 (as amended).*
(a)(10)     Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9) (as amended).*
(a)(11)     Notice of Guaranteed Delivery (as amended).*
(a)(12)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as
                amended).*
(a)(13)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                Nominees (as amended).*
(a)(14)     Press Release issued by Tyson dated July 5, 2001.*
(a)(15)     Tyson Conference Call dated July 30, 2001.
(b)(1)       Bridge Facility between Tyson, Chase, JPMorgan, MLCC, SunTrust and SunTrust Capital
                Markets, Inc. with respect to a senior unsecured bridge credit facility in an aggregate principal amount of $2.5 billion dated July 27, 2001.*
(b)(2)       Receivables Bridge Facility between Tyson, Chase and JPMorgan with respect to a senior unsecured receivables bridge credit facility in an aggregate principal amount of $350 million dated July 27, 2001.*
(d)(1)       Confidentiality Agreement between Tyson and the Company dated December 4, 2000
                (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on
                December 12, 2000).*
(d)(2)       Confidentiality Agreement between Tyson and the Company dated December 18, 2000
                (incorporated by reference to Exhibit (d)(6) to Amendment No. 9 to the Schedule TO of Purchaser
                and Tyson filed on January 5, 2001).*
(d)(3)       Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of
                January 1, 2001 (incorporated by reference to Exhibit (d)(4) to Amendment No. 9 to the Schedule
                TO of Purchaser and Tyson filed on January 5, 2001).*
(d)(4)       Voting Agreement by and between Tyson Limited Partnership and the Company dated as of
                January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule
                TO of Purchaser and Tyson filed on January 5, 2001).*
(d)(5)       Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373,
                Court of Chancery of the State of Delaware.*
(d)(6)       Letter of Tyson Limited Partnership dated June 27, 2001.*

* Previously filed.

Exhibit (a)(15)

Media Contact: Ed Nicholson
                        (501) 290-4591

Investor Contact: Louis Gottsponer
                        (501) 290-482

TYSON FOODS THIRD QUARTER REPORT
July 30, 2001
10:00 a.m. CT

Moderator - Welcome to the Tyson Foods Third Quarter Report Conference Call.

At this time, all participants are in a listen-only mode. Later, we will be having a question and answer session. Instructions will be given at that time.

As a reminder, this conference is being recorded.

I would now like to turn the call over to Mr. Louis Gottsponer, Director of Investor Relations. Please go ahead, Sir.

L. Gottsponer - Thank you.

Good morning, and thank you for joining us today for the Tyson Foods Third Quarter Conference Call.

With me today are: John Tyson, our Chairman, President, and CEO; Greg Lee, our Chief Operating Officer; and Steve Hankins, our Chief Financial Officer.

We're going to spend the first part of this call talking about our results for the quarter. Next, we're going to give you an update on the status of our transaction with IBP. Specifically, we're going to talk about financing for the transaction, we're going to give you an update on legal matters, and then we're going to discuss the likely transaction time line. In addition, we will try to answer any questions you have on those three topics during the question and answer period of today's call.

We also want to announce that we're going to have a separate conference call next week after we close the cash tender to discuss the transaction in detail. Some of the topics on that call will include our view as to earnings accretion, synergies and cash flow, as well as the progress we've made on the transition plan, and our thoughts on organizational structure; therefore, we won't be taking questions on those topics today, but we will be happy to try and answer them on next week's call. Naturally, we will put out a press release in advance to give you the details of how to join that call.

Before we move on to discuss operating performance for the quarter, I just want to remind everyone that some of the things we talk about today may include forward-looking statements. That means those statements are going to based on our view of the world as we know it today, and that also means that things can change. So, I would encourage you to look at today's press release for a discussion of the risk that can effect our business.

Now I'm going to turn things over to our CFO, Steve Hankins, for an update on the IBP transaction.

S. Hankins - Good morning, everyone. We're departing from our traditional order a bit because we know everyone has questions about the status of the transaction. So, we'll take just a moment and attempt to answer those.

First of all, as everyone is aware, there's two major conditions to our tender offer: one, of which is financing; and the second being the settlement of IBP's Delaware shareholder suits. So, let me speak to those shareholder suits for a moment.

Tyson, IBP, and the opposing counsel have agreed to settle the shareholder suit. The hearing is scheduled to begin Friday morning, August 3, which we are hopeful that Judge Strein will approve the settlement. In light of our willingness to accelerate the acquisition of IBP, I think all parties involved believe the settlement is fair.

Beyond that, as it relates to legal matters, we'll have no further comment during this call at this time.

As far as financing, we are in the final stages of finalizing the commitment paperwork. We expect to file an amendment to the cash tender today or tomorrow, which will contain all of the financing details. And we expect to be able to close the financing in time to fund the cash tender.

That would bring us to time lines. Let me give you a bit of information about what we're viewing the time line to be. And assuming the cash tender closes at midnight on August 3, the mechanics of the process will put the money in the shareholders' hands within 6-7 calendar days. We will then move promptly to file the paperwork with the SEC, and we would expect to close the remainder of the transaction within 30-60 days following the filing of that paperwork.

A question we've been asked by a number of people regarding shareholders' meetings, I'll just go ahead and answer that there are no additional shareholders' meetings planned on either side or required to finalize the transaction. So, that's an update from a legal standpoint, and a financing standpoint, and an overview of our going forward time line.

I'll turn it back over to Louis and we'll talk about the Tyson business.

L. Gottsponer - Let's start with volume for the quarter. As we mentioned in our press release, total volume was up 1.8% versus last year. I'm happy to be able to tell you that pounds of our core, value-added products were up over 5% for the quarter, and were only partially offset by declines in volume in less desirable commodity products. So, in other words, we're continuing to shift our product mix and gain market share in the value-added categories.

Total revenue was up 4.8%, which, of course, was much higher than the change in volume. Again, that can be attributed to the change in mix toward value-added products that have a higher selling price, as well as to the fact that we've seen significant improvements in market pricing for leg quarters. It's also due to Tyson de Mexico, which has recovered from the effects of Exotic Newcastle Disease last year, and which is benefiting from the KORY acquisition we announced in June. All of these combine to more than offset continued weakness in boneless, skinless breast prices, which were down almost 3% versus last year.

From a gross margin standpoint, there are a couple of things going on. First of all, we have higher costs associated with that change in product mix, because it costs more to produce those value-added products. In addition, we have higher cost for corn and soy bean meal, resulting from some unfavorable hedge contracts.

Selling expenses are certainly higher than normal, and that's due to a transitional period that we're going through around our strategy for expanding our base business for core, value-added products. As a matter of fact, Greg's going to talk more in detail about some of our successes that we've had to date later.

Looking forward, we will spend the fourth quarter working our way through these higher costs, and then be back on track from an expense standpoint in the first quarter of 2002.

G & A expenses look a little high, but they included $12-13 million of one-time expenses, the majority of which are legal fees associated with the IBP transaction.

And that brings us to earnings per share, and as you know by now we reported $0.09, which was at the high end of our $0.06-0.10 range, which we gave the last quarter.

So, with that, I'll turn things back over to Steve Hankins.

S. Hankins - Thank you, Louis.

Some items related to the balance sheet and cash flow: Our cash flow from operations for the quarter was $103.8 million. That's down a bit from previous years, $139.3 million. Total debt is $1.660 billion, which is up $52 million over last year. Debt to capital is at 43.6%, up slightly from the previous quarter's 42.8%. Average borrowing cost was 6.45%. The decline in short-term rates has effected our borrowing cost favorably. Our capital expenditures for the quarter were $50.8 million.

Now, as we speak to outlook for the quarter, of course, it is our expectation that we will close the IBP transaction and our financial statements will be combined at the end of the quarter, but what I would like to do today (and next week's call will provide more color around the IBP combination) for everyone is give an outlook on Tyson for the quarter, as if we would close the quarter independently. And that's not to create an expectation but simply, for today, to give you numbers to work with.

Here's our outlook: For the fourth quarter we would expect revenues to increase 4-6% on a volume increase of approximately 3%, and these are year-over-year numbers. We would expect our gross margin for the [fourth] quarter to be in the range of 14-15%. And SG &A expenses for the fourth quarter, as Louis said, we'll be working our way through that; it should be in the neighborhood of 11%. And just to note, as we think for purposes of future modeling related to Tyson, I would suggest a rate of about 10% of SG & A.

Interest expense for the quarter, we expect to be in the range of $25-28 million. The tax rate would continue to be in the range of 35-36%. Capital spending for the year, we now expect to be in a range between $210-230 million, and note this is a reduction from the previous guidance we gave.

Depreciation is expected to be in the range of $260 million. And good will, $35 million for the entirety of the year.

Earnings per share outlook for the quarter: Fourth quarter Tyson stand alone is expected to be in the range of $0.08-0.12 per share.

With that, I will turn it over to Greg Lee, our Chief Operating Officer.

G. Lee - Thanks, Steve, and good morning. As John spoke to his remarks in our press release, we did not perform to our potential in this quarter. While progress was made in sales, cost, and margins, we do not feel that we maximized the earnings potential available to our company in the quarter, or that we see available to our company as we look into the future.

Our overall company sales grew 4.8% versus the quarter last year, and as Louis has indicated our pound volume grew 1.8%. Our total chicken business grew 6% in net sales dollars, and just over 2% in volume. Planned for declines in live Swine marketings provided the offset in volume and net dollar sales. Positive growth in net dollar sales was driven by a continued favorable shift in sales mix to more value-added products. The benefit of some improvement in pricing, most notably at Export Leg Quarters, and, finally, the contribution of the increased sales pounds.

We enjoyed a 5% increase in pound volume of core product sales this quarter, coupled with the decline in sales of less desirable commodity product pounds, and this provided the net, overall 2% increase in chicken pounds.

Our food service business segment had a 2% overall increase in sales dollars for the quarter. Continued focus on shifting volume to core value-added products resulted in a 15% gain in frozen value-added volumes sold to broad line food service distributors. An additional 10% gain in core volume was realized in growth of refrigerated products sold to our food service distributor and retail deli customer base.

These volume gains were somewhat offset by sluggish volume through top-tier restaurant chain accounts. I believe you all are aware that we sell approximately 152 of the top-200 chain restaurant accounts. As well, we were effected by a production volume shifting to our international and specialty by-product sales divisions as a result of increased de-boning, and better export market opportunities.

Food service margins were negatively impacted by fixed price contract sales for wing products to major restaurant chains. Increased promotional expenses to further establish a higher, value-added product volume base for the future, as well as the impact of continued low breast prices. The full benefit of a price increase that we implemented in the month of June, coupled with yet another price increase that will implemented in the month of August, will benefit net margins on expanding value-added business sold to broad line food service distributors as we move through the fourth quarter and into [fiscal] 2002.

Additionally, we have successfully negotiated price increases in wing items with some major chain restaurant accounts that will benefit us in the fourth quarter and on into fiscal 2002.

Our consumer products business was flat versus the same quarter last year. Tyson's industry-leading pre-packaged fresh chicken program, sales continue to grow both in distribution of our base products as well as through continued gains in distribution of our Tasty Basted Season and Chicken Basted product line. Our Fresh product mix has shifted favorably, but margins for the quarter were less than expected.

Cost of goods have improved versus second quarter, and with the changes that we've implemented in senior operations management, and continued focus, we see both progress today and a path to improved cost performance for the near future.

Our retail further process business had an excellent sales quarter, as did our club store group. Margins in retail further process were significantly negatively impacted by high inventory costs that were associated with the second quarter product recall and the resulting plant efficiency problems. We have maintained our market share in the frozen, boneless breaded chicken categories, and both our inventory costs and current production costs for this family of goods are greatly improved.

Tyson's retail, IQF Chicken, continues to drive the total category. Continued low breast markets, coupled with high inventory costs coming out of the second quarter negatively impacted margins on IQF. Our current IQF costs are also much improved and we are experiencing improvement in pricing. Increased leg quarter volumes that were routed through our international sales division negatively impacted overall consumer product sales pounds and dollars versus last year.

Our international division sales dollars were up 55% for the quarter, reflecting both an increase in volume of 13%, and an increase in average prices. Price increases were led by leg quarters, which averaged $0.28 for the quarter. Volumes and pricing for leg quarters for the fourth remain very good.

Tyson de Mexico had a good quarter with comparative volumes up sharply as a result of getting back to full production versus last year's third quarter volume declines that resulted from an outbreak of virulent Newcastle Disease. Volume was also favorably impacted by the acquisition of KORY, a small integrator located in Northern Mexico. The KORY volume came on in June. Our Mexican operations are running good, our acquisition is blending in very nicely, and our new, fully cooked production line is said to start up next months.

We have completed a deal to acquire our Mexican partner's ownership in Tyson de Mexico, and look forward to continued growth in Mexico. Additionally, we have established a join venture in China to open a further processing plant in December of 2001. We believe this will be a good base to growth further process volume and margins in the Asian marketplace.

While we have made progress in the third quarter, there's much opportunity for improvement. We have improved our plan cost and have identified ways to further reduce these costs. Our managers are focused on cost controls, staffing analysis, volume growth, product mix improvement, price improvement, and sales expense management. We continue to focus on managing our capital expenditures. This fiscal year we will spend right at $212 million on maintenance repairs, cost improvement projects, and business building projects. Our focus continues to be on rates of return when sorting through possible projects.

As we look to the chicken markets, we have seen some improvement as we move through the third quarter. Our expectations, based on continued, modest expansion into 2002, is that markets will stay relatively the same, accounting for seasonality. We believe the breast market could see some improvement as we move into late summer and early fall periods. Our expectation is to continue to improve our results against the markets at hand. John?

J. Tyson - Thank you, Louis and Greg and Steve. Welcome to everybody out there who are listening to our conference call.

We at Tyson have to focus simply on cost. We've got to just get more money to the bottom line. Greg has told you the steps that he's working on with his management team to make this happen. Any extra cost related to the IBP transaction have mostly been accounted for. The hedging issue is behind us. Selling expense is targeted for its effectiveness to make sure we're getting the right spend for the right effectiveness, and our plants are in good shape.

I can tell you that we will manage our cost to get that money to the bottom line, and that our company has tremendous up-side earning capacity. We just simply have to deliver on the expectations that I have of this management team and the expectations that our shareholders have out there in the marketplace.

With that, we will turn it over to Q & A, and I'll be ready to answer your questions.

Moderator - Our first question is from the line of John McMillan with Prudential Securities.

J. McMillin - That increase in G & A expense is what you're saying is where the legal fees are?

S. Hankins - That's correct, John.

J. McMillin - And pretty much that entire increase from 33.7 to 51.6 is tied to the IBP transaction and the ups and downs of that?

S. Hankins - As Louis said, there's 12-13 million of one-time, the majority of which is IBP. There's a real increase in the run rate around G & A of approximately $3-4 million as compared to the previous year. And that's made up of, basically, normal salary expenses. Of course, like everyone else, and health insurance has gone up and also some increased depreciation, which we're charging all to G & A, related to our new financial systems, our new payroll systems that we've installed.

J. McMillin - OK, but that's the only impact of the IBP is the $12-13 million, which is basically $0.04 a share. So, one could argue if you didn't have that, it would be $0.04 higher in this quarter.

S. Hankins - I wouldn't disagree. And, again, the $12-13 million is not entirely all IBP. There's a couple other one-time items in that. But, by far, the majority of that is IBP.

J. McMillin - And, John, even if you add this $0.04 back, and say $0.13 a share, you're dramatically under-performing a chicken peer group that you've kind of prided yourself over the last 20 years with slide showing gross margins versus peer group. You're dramatically under-performing your peer group like Sanderson's Farm and Pilgrim's Prride. Is that just the hedging short fall, and can you go into more detail about that?

J. Tyson - John, I won't disagree that we have not met our expectations. I do believe we'll back ourselves up to what we started back in August of last year, which is when we tried to take the number seven poultry company out of play, and we've now got one full year of that under our belt. And that was a little rougher than what we thought it would be.

Secondly, a lot of those products were moving into the boneless, skinless breast market, which never, ever rebounded, and it's still sitting there, basically, at a 12 month, 2 month low. And then we just had a few extra costs in the system that we've spoken to that we're going to work out.

Sanderson runs a couple of plants. That will be interesting to see what Sanderson's next numbers are coming into the market place. But the stand alone commodity guy out there probably has done just a little bit better than we have, John, because he got the beenfit of the run up in wing prices, he got the benefit of the run up in the dark meat mix, and we have a lot of our products over in the breast market area tied to breast market situations. And we worked on, as Greg pointed out, if you look at the volume increases that we achieved in this tough market, related to increase in the food service where we've got higher margins, and then we're taking two price increases: one is June; and one in August. So, there's a tendancy for us to swing down underneath the pure commodity guys when those markets peak or bump up, and we always run a little bit behind them. And then when they fall off, we've got our price increases in place.

J. McMillin - And as long as the hedging was concerned, basically, did you go long corn and soy bean meal in a market that was weaker? I don't understand the hedging short-falls that you're talking about.

G. Lee - We're just basically on the wrong side of the market, John. We own product higher than the market's.

J. Tyson - John, and it was strictly in corn. We put a mechanism in place back in about the first of June and stuff, and things slid out from underneath of us a little bit for about 8-10 weeks. And that's behind us and we're basically on the market today.

J. McMillin - OK. I know you're limited in what you can say in terms of the IBP transaction, but you used the term "EPS accretion" to the deal. Those were the words you used. Are those still your kind of viewpoint to it, that there will not be dilution from this?

J. Tyson - John, I think we've chosen to try to speak to you all within 24-48 hours after the cash tender offer. Those words are accurate, and those words stand as they say.

Moderator - Our next question is from the line of Christine McCracken of Midwest Research.

C. McCracken - I'm wondering if you could go into a little bit more detail on this contract at production. It seems like you've kind of missed the run up in wings, you've missed the run up in leg quarter. Are these long-term contracts that have now expired? How much of your production at this point, estimate as to where you stand on this contract?

J. Tyson - Greg's going to speak to it. There's not a contract production, so let's take that off the table. I think it's the timing of where your price points are related to your general food service price list. And Greg can go into more detail.

G. Lee - Well, it's two things there. John is clearly right. If you look at some of the contracts that we had, sales contracts not really, in real terms production, some of the sales agreements that we had with some major accounts on wings, we've had a history of having a long-term pricing arrangement with some major accounts to provide us the volume or provide them stability of menu price, we've had a very unusual circumstance occur in wings. The wing market has run up like it really hasn't ever before. You've got a $0.39 differential in year-over-year wing prices, and we simply had prices out there that didn't allow us to get at that increased number. And they're not in substantial volumes, and we do not have all of that current to markets as we speak, but we are making progress with regard to that.

And with regard to leg quarter pricing, we're realizing leg quarter markets.

C. McCracken - OK, so you're starting to see the pick-up then in leg quarter pricing.

J. Tyson - Yes, our leg quarters are basically sold 30 days out, 60 days out.

C. McCracken - All right. You had said in the quarter on your international that a majority of that pick-up in operating profit was tied to Tyson de Mexico. Are you seeing better operating performance in Mexico? Has the over capacity situation or over production situation resolved itself now, post this disease issue last year? Can you give us an update on that?

J. Tyson - Well, I mean, we're back to full production in Mexico, and the markets have been good for the last 60 days. Normally, you get a seasonal decline in August. Then you get to bring the rest of the earnings stream into our model because now we are 100% owner of Tyson Trasgo, and then you add the acquisition of KORY. And when you put those things together, you get more money to the bottom line out of Mexico.

But the real change is the fact that we no longer have Newcastle, we no longer have a disease down there. So, the efficiencies are back into the complex of Mexico.

C. McCracken - From what I understood post disease issue that several of the producers down there had gone full bore on ramping up production down there and you'd seen a situation similar to what we have now in the US.

J. Tyson - I can just tell you for June, July, and August, the projections and the models that we had down there for or at are better than the projections we had. Steve might have more comment on Mexico.

S. Hankins - Yes, Christine, we've basically gotten back to what we feel are kind of normalized market pricing levels from us, versus where we were at in attempt to catch up and reclaim volume. So Mexico is doing very nicely and was a very nice contributor on a change basis to our earnings.

C. McCracken - And then one final question on the breast market. Obviously, with wings and legs having shown considerable improvement, breast meat continues to be kind of the weight that has tied Tyson's earnings to historical lows. What is it going to take to see an improvement in breast meat markets?

I know that production volume increases, I think, kept it at relatively low levels now for several months. You're projecting now continued kind of minimal growth for the next 12 months. Is it something you see improving in the next 6 months? I know you're starting to see some improvement, but very minimal. At what point do we see a turnaround in breast meat markets?

G. Lee - Well, we think the very things that you have talked about are the things that are going to point to an improvement in the market. The longer that we go on with very modest increases in production, we've got our overall industry frozen inventories are in much improved condition. Quite frankly, we think we're going to see an improvement in the breast market. We would have expected to see a bit before now, I'll be the first one to say that. But we do have expectations that the breast market is going to improve.

C. McCracken - We haven't seen the consolidation though. Is that something that we need to see before we see a visible improvement? Is there anything that you can point to that might be a trigger for improved pricing?

J. Tyson - Consolidation is always part of a rationalization of any industry. The only thing I would point to, Christine, is even though some folks pointed to situations that we're still getting calls and actually getting an increased number of calls on folks who want to get out of the chicken business in the last 2-8 weeks, which is kind of surprising. But, there's some folks still tired, some folks still losing money, some folks who'd like to get out of the business.

C. McCracken - But there's nothing Tyson can do at this point, given your current position?

J. Tyson - You're correct.

Moderator - Our next question is from the line of Dave Nelson with Credit Suisse First Boston.

D. Nelson - First question is on G & A expense went way up, but so did your selling expense, by about $25 million. What's that related to, please?

G. Lee - It is tied to the significant growth we have in the value-added products. We had strong growth in food service and frozen value-added products about 15% for the quarter, as well as some pretty significant growth on the refrigerated side.

D. Nelson - Is that hiring new salespeople then?

G. Lee - This is establishing a base of business out of there, it's a combination of promotional dollars to establish the base of business and then we think we don't think, we feel confident that that's going to provide us a continuing stream of volume. So you've got the expenses that occurred in the quarter, you have a certain percent of catch up and a little bit of a hit in there, so we've got that occurred in sales expense, but one that we think is very manageable and consistent with our effort to really get our mix shifted further and further to the value-added side. As John alluded to, we started on a journey some months ago and we've been on a vengeance about trying to get that done.

D. Nelson - A couple of balance sheet items please. Notes payable and also current portion of long-term debt went down significantly, at least from first year levels, and then long-term debt went up. Was that just refinance? What's that related to?

J. Tyson - We have refinanced some amount of long-term debt, Dave, that's changed our interest rate structure, but other than that, nothing really remarkable that should have changed those amounts. There's nothing behind the scenes going on that is dramatic that should change those amounts.

J. Tyson - Speaking to long-term debt, there's about three components in there. There's the 66some-odd million dollars related to the fee related to the IBP deal, there's about 30 some-odd plus million dollars to the acquisition of the Kory deal in Mexico, and there's $12 to $15 million related to the first payment of buying out our partner in our other Mexico deal. That makes up most of the money. Steve's got some other color for you.

S. Hankins - Dave, when you compare it to September 30th, of course we were paying off some of our older long-term debt and it was classified as short-term because it was due, and that has been paid and reconfigured in the long-term debt now, so I think that's basically what you're looking at there.

D. Nelson - There was also a fairly decent increase in accrued compensation, from 106 a year ago to 144, or September 30 a year to 144 now. Is there anything going on with that?

S. Hankins - Nothing special going on there and I guess we'll research that a little bit more, Dave, and maybe speak to that a little later. But there's nothing remarkable going on there.

J. Tyson - Dave, we've not got anybody except the folks that have been part of the company that are in their long-term compensation, so we'll have to define that a little bit better for you.

D. Nelson - Since the court case and all and now you're about to close on IBP, I don't know to the extent that you can talk about it, but how are you getting along with these guys now after, I don't know if you call it acrimonious, but the court case?

J. Tyson - I'll answer it this way, and then we'll remind everybody that we're going to talk about it next week and those folks will be part of the conference call, but we're working very hard to make you all proud of the new combined company.

D. Nelson - Okay, thank you.

Moderator - We do have a question from the line of Alexandra Conway with JP Morgan. Please go ahead.

A. Conway - I just have a couple of questions. The first is, we understand the higher costs at the end of this year and you guys had mentioned that costs would become more favorable at the beginning of the next fiscal year, so I guess my question would be, what is your sustainable EBIT margin?

S. Hankins - For Tyson Foods?

A. Conway - Yes.

S. Hankins - Well, that's a number that we've not gone public with a pro forma answer to, so we're going to pass on that question for right now.

A. Conway - Okay. I've got a couple more. We've read recently that the cold storage inventories have been rising, and I was wondering if you could talk a little bit of the status that you've seen in the industry and what effect this may have on Tyson's business?

G. Lee - Are you referring to cold storage inventories on chicken?

A. Conway - Yes.

G. Lee - Well, I would tell you the data that I'm familiar with would suggest just the opposite, they've been declining. So I really don't know how to comment on that.

G. Lee - Which report are you quoting?

A. Conway - The USDA one on the cold storage.

G. Lee - What date?

A. Conway - The most recent one, I think it was 7/20, I want to say.

G. Lee - I've not seen one that would suggest that. I'll certainly look at that. But overall, frozen chicken stocks reached a peak in 1999, late 1999 and early 2000, and they've been working down. And it actually reached a level that was even with about the 1998 level, which was just prior to what was really a rapid expansion that occurred in the industry, coupled with the collapse in some of the export markets that occurred in 1999.

A. Conway - Okay. And then lastly, you guys mentioned some change in the senior management and I was wondering if you could talk a little bit about that.

G. Lee - Well, we've made some changes in management and operations, and some of this has actually occurred several months ago. Now when I say several, about 90 days ago and it's senior operations management, particularly focused in our consumer products area. And it's proven to be of benefit.

A. Conway - Can I ask you guys one last question?

G. Lee - You sure can.

A. Conway - I read recently about McDonald's and its intent to close some stores overseas, and I was wondering if that would impact you guys at all? I know they closed a bunch last year as well, but didn't know if they would have any impact.

J. Tyson - I think most of those store closings are in the European market, am I correct?

A. Conway - Yes, and some emerging markets as well in Latin America and Asia.

J. Tyson - We don't sell any product into Europe because American producers can't ship to Europe and we don't have another way to that. Latin America, we are shipping some product into some of the regions. And Asia, our business continues to be strong and actually is on the uptick, primarily in Japan. So we have not seen that effect of those store closings.

I think the issue that Greg pointed out that is an overall issue for those in the protein industry, is the QSR challenges here in the U.S., and those customers are working hard. You read the same reports and the same articles we do, about how all of them are trying to drive their top line sales dollar. And if they do that, they'll sell some more chicken.

A. Conway - Thank you.

S. Hankins - I would like to go back to Dave Nelson's question about the accrued compensation and benefits and just talk about it a minute. The difference there has to do with our funding of our life insurance and medical programs. Of course, we're self-insured and that funding occurs on a periodic basis and we tend to move from a liability to a pre-paid account on that. So it just simply is that we funding payment related to that, and in previous quarters we have tended to be more in a pre-paid position. So, nothing unusual going on there, just timing of payments and reclassification between a pre-paid asset and a liability.

Moderator - Our last question is a follow up from Christine McCracken from Midwest Research. Please go ahead.

C. McCracken - Just a few other questions. On the Swine business, with the sale of the North Carolina operations, could you give us an update of where you are in terms of total head?

J. Tyson - We're a little bit over 100,000 sows. We just recently changed our contract. We had a contract with Cargill that was on a market basis type contract. With Cargill closing their Marshall, Missouri facility, we no longer have that relationship with Cargill. We have lined those market hogs with the IBP operations and it'll be a positive for both them and us.

C. McCracken - It sounds good. Then finally, if you could, just give us an update possibly on your interest operations in Brazil. Are you making any progress there? Are you establishing the breed in the country? And do you think that could lead to anything eventually?

J. Tyson - We're getting back on the ground with the grandparent stock farm down there and it's just in the process of being built out. So it's six months to a year, 18 months before you get any real benefit out of it. But Brazil, you know, is in the poultry business and they've got their own challenges in the country today, both on policy and on cost to doing business. But we'll be a leading provider for mom's and dad's across the world and it's a good part of our business. I mean, it's a good part to be in because it lets you kind of know what's going on in the poultry business worldwide because those countries are buying breeding stock that kind of gives you an indication of what's going on in those countries.

C. McCracken - Thanks.

Moderator - No further questions at this time.

J. Tyson - I want to say thank you to everybody being on the conference call. Like we said, I know there were some expectations on IBP. We have the same expectations, but we will send you all a press announcement that will tell you of the conference call ASAP after the cash tender closes. All indications are that the cash tender should be closed Friday night except for a couple of contingencies, one of them being the judge's direction on Friday, but we believe that that will be resolved in an expeditious type manner. So sometime on Monday or Tuesday we'll put out a press release and we'll talk to you about, I think some of the subject matters that you all would like to hear us talk about on IBP, which is what we're going to do with it. So we'll look forward to next week.

J. Tyson - Thank you.

Moderator - Ladies and gentlemen, this conference will be available for replay starting today, July 30th at 2:30 p.m. Central time and it will last until August 30th at midnight. You may access the AT&T Executive playback service at any time by dialing 1-800-475-6701 and entering the access code at 593388.

That does conclude your conference for today. We do thank you for your participation and you may now disconnect.